11 Good Energy, Inc.
4450 Belden Village Street, N.W.
Suite 800
Canton, OH 44718

U.S. Securities and Exchange Commission
Division of Corporation and Finance
Office of Manufacturing and Construction
100 E Street, N.E.	July 29, 2010
Washington, DC 20549

Att:	Mail Stop 4631
Division of Corporate Finance

Re:	11 Good Energy, Inc.
Registration Statement on Form S-1
Filed July 13, 2010
File No. 333-166149

Gentlemen:

           The following is in response to your letter of comments dated July 26, 2010 keyed to the numbered paragraphs 9 – 16 of your letter. All page numbers refer to page numbers in the Prospectus unless otherwise noted.

Note 1 – Significant Accounting Policies, page F-6, Acquisition of 11 Good’s Energy, LTD., page F-6.

9.           In your supplemental response, please provide us a description of your business (11 Good Energy, Inc.) prior to the acquisition of 11 Good’s Energy, LTD in October 2007, including the amount of assets, equity, revenue earned to date, and net income or loss earned to date just prior to the acquisition.

           Response:      11 Good Energy, Inc. is an alternative energy company, created solely to acquire or develop technologies focused on providing alternative energies to consumers, particularly the manufacture and distribution of bio-fuel products for diesel application. 11 Good Energy, Inc. had no recorded sales from May 23, 2007 (the date of inception) through October 23, 2007 (the date of acquisition) and its operations consisted only of organizational and start-up activities and the raising of capital for funding the company business plan. During this period, we purchased approximately $64,900 of Computer Hardware, Software, Office Furniture and Equipment to support corporate headquarters. As of October 23, 2007, we had issued $1,225,000 in Notes Payable convertible to common stock. 11 Good Energy, Inc. had sustained losses through October 23, 2007 of approximately $300,000.

10.         Please tell us supplementally the amount of assets, equity, revenue earned to date, and net income or loss earned by 11 Good’s Energy, LTD through the date of acquisition.

           Response:
As of October 23, 2007, 11 Good’s Energy, LTD had $109,773 in total assets, $105,878 of recorded liabilities and $3,984 in total equity. Revenues earned to date were $101,653. The accumulated net loss recorded by 11 Good’s Energy, LTD through October 23, 2007 was $108,506.

11.         Please clarify how you used the result from your income and market approaches to determine the fair value of securities issued. Explain how you combined or considered the results from the two separate analyses to arrive at your conclusion.

           Response:

In order to value the securities issued, we relied on the guidance provided in an AICPA Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation. This Practice Aid specifically addresses valuation of common stock in private companies.

The Market Approach: The market approach references actual transactions in the equity of the enterprise being valued or transactions in similar enterprises that are traded in the public markets. Third-party transactions in the equity of an enterprise generally represent the best estimate of fair market value if they are done at arm’s length. In using transactions from similar enterprises, there are two primary methods. The first, often referred to as the Guideline Transactions Method (M&A), involves determining valuation multiples from sales of enterprises with similar financial and operating characteristics and applying those multiples to the subject enterprise. The second, often referred to as the Guideline Public Company Method, involves identifying and selecting publicly traded enterprises with financial and operating characteristics similar to the enterprise being valued. Once publicly traded enterprises are identified, valuation multiples can be derived, adjusted for comparability, and then applied to the subject enterprise to estimate the value of its equity or invested capital.

As part of the Guideline Public Company Method, public companies were selected that were reasonably comparable to our company, and the valuation indications from these comparable companies’ market capitalization were analyzed. Based on research of the relevant industry and management insights with respect to our competitors, the population of possible guideline companies was analyzed and those that were selected were considered to be the most comparable to 11 Good Energy in terms of business operations, size, stage of development, prospects for growth, and risk. From the analysis of the guideline public companies, the value of invested capital and value of equity were calculated for each guideline company. Those metrics were then used to calculate various valuation multiples. Some or all of these multiples were then applied to 11 Good Energy’s projected results of operations, including revenue, gross profit, EBITDA and EBIT. Because 11 Good Energy did not have positive results for EBITDA or EBIT, the analysis relied on projected results.

As part of the Guideline Transactions Method, an analysis is generally completed where reference was made to recent transactions in the marketplace for which there was relevant financial data available, and which could be considered reasonably comparable to the subject enterprise. We were unable to find relevant market transactions that were reasonably comparable to 11 Good Energy and we therefore did not utilize the guideline transactions method.

The Income Approach: In short, the income approach seeks to convert future economic benefits into a present value. The income approach obtains its conceptual support from its basic assumption that value emanates from expectations of future income and cash flows. The income approach simulates, in the absence of observable market transactions, how market participants would formulate their decisions to buy or sell securities. The income approach seeks to convert future economic benefits into a present value and has strong conceptual support from many sources. A market price is theoretically the consensus of a large number of unrelated buyers and sellers, whereas the income approach may be used to simulate a market price when there is no active market for the asset being valued, in this case the equity securities of privately held enterprises.

The method most commonly used in applying the income approach to value a minority interest in privately issued securities is the discounted cash flow (DCF) method. The DCF method requires estimation of future economic benefits and the application of an appropriate discount rate to equate them to a single present value. The future economic benefits to be discounted are generally a stream of periodic cash flows attributable to the asset being valued, but they could also take other forms under specific circumstances—for example, a lump sum payment at a particular time in the future without any interim cash flows. In the case of equity securities, the relevant cash flows are those expected by the holder of the securities, not the cash flows of the enterprise that issued the securities. However, if equity securities are being valued by first valuing the enterprise, the relevant cash flows for purposes of valuing the enterprise are those of the enterprise itself.

The Income Approach relies on a number of assumptions, some of which may have a substantial effect on the resulting valuation. For the traditional method, key assumptions include the amounts of the forecasted cash flows, the growth rate implicit within the terminal value, and the discount rate. In the case of 11 Good Energy the forecasted cash flows were based on projections of revenue and costs. Our revenue forecasts are based on expected annual growth rates that were derived from our internal forecasts, from market participant data and from estimates of growth in Bio-Diesel production. In the income approach, we projected that our revenue would increase due to 1.) the completion of our first product facility, followed by additional facilities, and 2.) our projections for Bio-Diesel fuel pricing. We also estimated that our costs would grow as we increased production in the future projection periods. The assumptions underlying the estimates are consistent with our business plan in place at the time.

The growth rate used within the terminal value was derived based on an estimate of the long-term growth of the company, the growth prospects for the Bio-Fuels industry and a review of long-term economic indications. To calculate the terminal value, we utilized the Gordon-Growth Method, which is a method for valuing a stock or business. Gordon-Growth assumes that the company issues a dividend that has a current value of D that grows at a constant rate g. It also assumes that the required rate of return for the stock remains constant at k which is equal to the cost of equity for that company. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates. If different long-term growth rates and discount rates had been used, the valuations would have been different.

The estimates used in the income approach might vary from subsequent developments in the Bio-Fuels industry due to the changes in market participant data and changes within the Bio-Fuels industry and the economy.

Reconciliation & Correlation of the Two Approaches:

Common practice suggests that a conclusion should be based on an evaluation of the relative reliability of the various indications of value. We have considered the quality and quantity of data leading to each of the indications of value. The conclusion is the result of judgment and not necessarily the result of a mathematical process. In the case of the valuation of the Company’s securities issued, we have concluded that the Income Approach (utilizing DCF) includes specific economic factors that underlie the projected cash flows of the Company while allowing us to account for the characteristics unique to the bio-diesel industry. The Market Approach (utilizing Guideline Public Company Method) is heavily reliant on the financial indications of stock value for companies that were different than 11 Good Energy in terms of financial and operating characteristics. The key assumption of the Market Approach is that the selected comparable enterprise or transaction is “truly” comparable. Our Company is truly unique in many ways and we discovered very few similar publicly-traded enterprises at the valuation date.

In performing valuations of early-stage enterprises under the Market Approach, not only is it assumed that the industry, size of enterprise, marketability of the products or services, and management teams are comparable, but also that the enterprise’s stage of development is comparable. This last assumption often renders the market approach impractical for early stage enterprises because pricing data for such enterprises are difficult, if not impossible, to find. Furthermore, even if pricing data can be found, until product or service feasibility is achieved, comparability among early-stage enterprises is difficult to achieve. The indications of value from this approach, however, are worthy of some consideration in the analysis of the issued securities.

In contrast, the Income Approach is based on entity-specific assumptions (as long as those assumptions are not inconsistent with marketplace assumptions). We also found the DCF approach to be superior because it allowed us to determine a single best estimate of the Company’s cash flows for specified future periods and then to discount those amounts to present value using a risk-adjusted rate of return, or discount rate. The greater the perceived risk associated with the forecasted cash flows, the higher the discount rate applied to them, and the lower their present value. In the case of the analysis of the securities issued, we have determined that a high discount rate – in the range of Venture Capital Rates - is necessary to capture the risks associated with the securities.

We determined that these factors and significant facts suggested that more weighting be applied to indications of enterprise value derived from the DCF than from the Public Company Method. The specific weighting was 70% Income Approach and 30% Guideline Public Company Method.

12.         In your supplemental response, please tell us the significant assumptions underlying the income approach used to estimate the value of your common shares, including revenue and cost growth rates and other important elements in of your forecasts. Tell us the amount of revenue you had recognized from bio-diesel operations prior to the acquisition.

          Response:
In order to value the securities issued, we relied on the guidance provided in an AICPA Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation. This Practice Aid specifically addresses valuation of common stock in private companies.

The Income Approach relies on a number of assumptions, some of which may have a substantial effect on the resulting valuation. For the traditional method, key assumptions include the amounts of the forecasted cash flows, the growth rate implicit within the terminal value, and the discount rate. In the case of 11 Good Energy the forecasted cash flows were based on projections of revenue and costs. Our revenue forecasts are based on expected annual growth rates that were derived from our internal forecasts, from market participant data and from estimates of growth in Bio-Diesel production. In the income approach, we projected that our revenue would increase due to 1.) the completion of our first product facility, followed by additional facilities, and 2.) our projections for Bio-Diesel fuel pricing. We also estimated that our costs would grow as we increased production in the future projection periods. The assumptions underlying the estimates are consistent with our business plan in place at the time.

The specific growth rate assumptions used in the valuation Income Approach analysis of the common shares are as follows:

Revenue was projected to begin in calendar 2009 from the operation of our Magnolia Plant. In 2010 we had projected that our second plant would begin production and in 2011 we had projected that our third plant would begin production. We had created production analyses pro-forma income statements that projected production amounts, in gallons, of Bio-Diesel and the by-product, Glycerin. We had estimated the price-per-gallon at the time based on our knowledge of the market. As with most start-up companies, and with the dramatic U.S. demand for bio-diesel that we observed at the time, the initial projection period revenue growth rates were significant: in the range of approximately +1,000% for 2010 and approximately +290% in 2011. The revenue growth rate in the DCF analysis does drop to approximately 10% for the interim periods and dropped further to a growth rate of approximately 5% for the final period in the analysis. These were the growth rates used in the analysis of the common shares. This final period rate is intended to closely match the long-term earnings growth rate used in calculating the terminal value in the DCF analysis. The estimates of revenue used in the income approach might vary from subsequent developments in the Bio-Fuels industry due to the changes in market participant data and changes within the Bio-Fuels industry and the economy.

We had estimated that the Cost of Goods Sold for the initial analysis period in the DCF would be approximately 28%. We projected that this percentage would drop as the Company gained scale efficiencies; to a range of 22.5% in the final period of the analysis. We had also made detailed estimates of our GS&A expenses for the initial analysis periods, which equated to approximately 19.6% in 2009, but which dropped to approximately 4% for the latter analysis periods, again due to projections of scale efficiencies in our operations.  As is done with most all DCF projections, we also estimated capital expenditure, depreciation, working capital and tax amounts. As is done with most all DCF projections, we also estimated capital expenditure, depreciation, working capital and tax amounts.

The growth rate used within the terminal value was derived based on an estimate of the long-term growth of the company, the growth prospects for the Bio-Fuels industry and a review of long-term economic indications. To calculate the terminal value, we utilized the Gordon- Growth Method, which is a method for valuing a stock or business. Gordon-Growth assumes that the company issues a dividend that has a current value of D that grows at a constant rate g. It also assumes that the required rate of return for the stock remains constant at k which is equal to the cost of equity for that company.

The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates. We referenced Venture Capital discount rate studies published by Gordon Smith and also contained in the AICPA Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation. These studies suggest that the rates of return expected for startup enterprises are in the range of 50% to 70%, and we chose a rate of 50% for the DCF analysis of the common shares. If different long-term growth rates and discount rates had been used, the valuations would have been different. The estimates used in the income approach might vary from subsequent developments in the Bio-Fuels industry due to the changes in market participant data and changes within the Bio-Fuels industry and the economy.

13.         In your supplemental response, please tell us the significant assumptions underlying the market approach used to estimate the value of your common shares. Tell us the public companies you used as guidelines and explain how you compared your operations in October 2007 to these companies.

           Response:
In order to value the securities issued, we relied on the guidance provided in an AICPA Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation. This Practice Aid specifically addresses valuation of common stock in private companies.

As part of the Guideline Public Company Method, public companies were selected that were reasonably comparable to our company, and the valuation indications from these comparable companies’ market capitalization were analyzed. Based on research of the relevant industry and management insights with respect to our competitors, the population of possible guideline companies was analyzed and those that were selected were considered to be the most comparable to 11 Good Energy in terms of business operations, size, stage of development, prospects for growth, and risk. From the analysis of the guideline public companies, the amounts of invested capital and amounts of equity were calculated for each guideline company. These amounts were then used to calculate invested capital to revenue, invested capital to gross profit, invested capital to EBITDA and invested capital to EBIT multiples for the guideline company sample. These multiples were then applied to 11 Good Energy’s projected results of operations, including revenue, gross profit, EBITDA and EBIT. Because 11 Good Energy did not have positive results for EBITDA or EBIT, the analysis relied on projected results. The key assumption of the Guideline Public Company Method is that the selected comparable enterprise or transaction is “truly” comparable. Our Company is truly unique in many ways and we discovered very few similar publicly-traded enterprises at the valuation date.

The guideline public companies used in were selected from the fuels, natural gas and alternative energy industries. The specific companies used in the Guideline Public Company Method were: Pacific Ethanol, Inc., Fuel Systems Solutions, Inc., Clean Energy Fuels Corp., Fuel-Tek, Inc., Green Planet Group, Inc., Syntroleum, Inc., Delek US Holdings, Inc., and Alon USA Energy, Inc.

14.         Based on disclosure on pages 6 and 24, it appears that $100,000 in research and development expenditures between February 2006 and October 2007 resulted in an intangible asset for in process research and development with a fair value of $1.6 million at October 2007 as well as an asset for “developed core technologies” of $809,015. Please clarify if this is accurate and provide us a description of 11 Good’s Energy, Ltd’s track record of sales and profitability prior to the acquisition date.

          Response:

In order to value the research and development assets, we relied on Statement of Financial Accounting Standard No. 141, Business Combinations and the AICPA’s Practice Aid entitled Assets Acquired in a Business Combination to be Used in Research and Development Activities; A Focus on Software, Electronic Devices, and Pharmaceutical Industries. This Practice Aid identifies what certain task force members perceive as best practices related to defining and accounting for, disclosing, valuing, and auditing assets acquired to be used in R&D activities, including specific IPR&D projects. The Aid has also become broadly accepted within the valuation community as a best practices guide for valuation of other intangibles assets acquired in a business combination. This Practice Aid contains guidance on the process for selecting discount rates for valuing IPR&D projects, which were referenced in the allocation appraisal.

Prior to the acquisition date, 11 Good Energy, LTD had no sales and was not a profitable enterprise. It had, however, developed develop a proprietary manufacturing process to produce bio-fuel for diesel applications. Therefore, the value assigned to purchased in-process technology was comprised of one project. The estimated fair value of this project was determined by employment of a discounted cash flow model. The discount rates used take into account the stage of completion and the risks surrounding the successful development and commercialization of each of the purchased in-process technology projects that were valued.

In order to value the In-Process Research and Development component, the multi-period excess earnings method was utilized. This method was also used to value the Core/Developed Technology component. The principle behind the multi-period excess earnings method is that the value of an identifiable intangible asset is equal to the present value of the incremental after-tax cash flows attributable only to the subject intangible asset, not necessarily an asset-based sunk-cost measurement of the target company’s prior research and development expenditures. The incremental after-tax cash flows attributable to the subject intangible asset are then discounted to their present value. This method requires a forecast of cash inflows (that is, revenue), as well as all cash outflows.

In the case of this acquisition, we noted that prospective financial information was not prepared or available, given the relatively small size of the transaction and the start-up nature of the target company. What we did observe, and believed to be true, however, was that the proprietary bio-fuel manufacturing process had significant value if further developed and properly monetized.

In estimating the In-Process Research and Development component, the characteristics of control and economic benefit was established, as were the attributes of measurability, substance and incompleteness. As well, it was determined that the Company had an alternative future use for the In-Process component, which entails the further refinement of its core/developed Bio-Diesel formula for mass-market applications in addition to the efforts, time and expenses associated with mass product, sales and distribution beyond the very small-batch levels that existed at the date of acquisition. It was determined that the Company could utilize these efforts to market other fuels.

15.         Please tell us the specific nature of the “developed core technology” and explain how it differs from the asset recognized for in process research and development. Tell us how you valued this asset and describe significant assumptions underlying the valuation.

          Response:

In order to value the value the research and development assets, we relied on Statement of Financial Accounting Standard No. 141, Business Combinations and the AICPA’s Practice Aid entitled Assets Acquired in a Business Combination to be Used in Research and Development Activities; A Focus on Software, Electronic Devices, and Pharmaceutical Industries. This Practice Aid identifies what certain task force members perceive as best practices related to defining and accounting for, disclosing, valuing, and auditing assets acquired to be used in R&D activities, including specific IPR&D projects. The Aid has also become broadly accepted within the valuation community as a best practices guide for valuation of other intangibles assets acquired in a business combination. This Practice Aid contains guidance on the process for selecting discount rates for valuing IPR&D projects, which were referenced in the allocation appraisal.

The core technology in this analysis represents those underlying elements/attributes that have value through their continued use or re-use in the Company’s bio-fuel products that were in development and fully developed at the valuation date; as well as the generations of future bio-fuel product offerings. The specific core technology elements, or attributes, were described as follows:

1. Bio-Diesel Blending Expertise (resident in two individuals)
2. Expertise in the proper use of Bio-Diesel in the marketplace (regional in nature)
3. A Portion of 11 Good’s Proprietary Development Process (ideas/tests about ethanol and catalysts that will survive to be of value in future Bio-Fuels development efforts)

At the date of acquisition, the target company’s bio-fuel technology was roughly 40-75% completed. A completed technology includes functionalities that are available at the time of acquisition, which is represented by the attributes listed above. However, the fuel development process was undergoing some research and development effort at the time of acquisition, and further efforts were required after the acquisition to fully develop the market potential. In short, the basic formula for the bio-fuel had been developed and this basic formula, along with the other attributes mentioned above, represents the core/developed technology component and can be thought of as the product that existed at the date of acquisition What remained was further refinement of this basic formula to specific market applications and the efforts, time and expenses associated with mass product, sales and distribution beyond the very small-batch levels that existed at the date of acquisition. This remaining effort was determined to represent the in-process research and development component.

This developed asset was valued allocating the value to these technology subcomponents through a by revenue splitting analyses, whereby adjustments are made to product revenues and costs so as to eliminate everything but revenues and costs associated with specific technology subcomponents (e.g. IRR&D project, core & future technology). The Practice Aid Assets Acquired in a Business Combination to be Used in Research and Development Activities; A Focus on Software, Electronic Devices, and Pharmaceutical Industries suggests that the revenue splitting methodology is best used when acquired assets produce measurable economic benefit when used in combination with each other.

The allocation of the cash flows to the sub-components would consider the relative contribution of developed product technology, current R&D projects, future technology, and base (or core) technology over successive releases of products that incorporate these sub-components (the process of allocating the cash flows is referred to as technology migration). The contribution of each subcomponent of technology will be based on the specific facts and circumstances. The following factors were considered in determining the contribution of each subcomponent of technology when constructing the revenue-splitting schema:

A.          Historical Cost to Develop the Subcomponent – as mentioned, the historical cost was of less use in the analysis because the target company’s historical research and development expense was limited to one product and because there was no history of technology migration at the target company from which to observe trends.

B.           Start and Completion Dates for the Subcomponents – this factor was of little use because the target company had no prior history of development besides the bio-fuel formula.

C.           Economic Useful Life of the Subcomponent – it was estimated that the core/developed component had a useful life of approximately 10 to 12 years.

D.           Relative Complexity of the Technical Issues Addressed and Resolved by the Subcomponent – we determined that the basic formula heavy-lifting had been accomplished by the target company as of the date of acquisition. However, it was determined that significant development effort and expense would be required to refine the formula for specific applications and then to fully monetize the resultant creation. As such, we determined that the IPR&D component required more technical “attention” than did the core component.

E.           Whether the Subcomponent Represents Unique or Proprietary Technology, or an Alternative Solution to Other Technologies in the Marketplace – We did believe that the process was novel and proprietary and we were seeking additional Intellectual Property protections after the acquisition, which would suggest that the IPR&D component offered significant contribution. As well, the process for producing bio-diesel offered significant cost-savings over traditional methods, and this would suggest that the core/developed component offered significant contribution.

F.           Whether the Subcomponent was or could have been Protected by Patents – 11 Goods Energy LTD filed for an international application to the World Intellectual Property Organization with a filing date of February 2008. It was also the Company’s intention to pursue additional patent protections. It is unclear which component would benefit most from this factor.

16.           We note your response to comment 49 in our letter dated May 14, 2010 and in particular your conclusion that the independent appraiser retained by management is not an expert for purposes of Section 11(a) of the Securities Act. Please provide us your analysis supporting this conclusion. Please refer to Rule 436 under the Securities Act. In addition, please describe for us, in detail, the nature and extent of the services provided to you by the independent appraiser. Please note that we may have additional comments based on your response.

           Response: Comment complied with by expanding disclosure to Footnote 1 and Management’s discussion and analysis to include the following:

As part of the changes made for the May 14, 2010 comments letter provided, we have amended our disclosures to reflect as a “consultant” and removed “appraiser” from the disclosure. We have also added the following disclosure: “management assumes all responsibility for the amounts recorded as a result of the consulting services performed”; therefore, the consultant is not relied upon as an expert and assumes no responsibility with respect to amounts recorded in our financial statements: there is no reference to any report of the consultant. Section 11(a) of the Securities Act, namely Rule 436; therefore, would not apply. Appended hereto as Attachment I are two pages from Note 1 - Significant Accounting Policies” which are included in the Notes to Financial Statements. We have highlighted the two sentences that we have changed. In this respect, we changed the second sentence of the first paragraph which appears immediately below the second table. We also changed the first sentence under “Significant Factors, Assumption and Methodologies Used in Determining Fair Value of the Common Shares” to delete the words “in conjunction with an independent third party valuation of the Common Stock.

Very truly yours,

11 GOOD ENERGY, INC.

/s/ Daniel T. Lapp, Chief Financial Officer

Attachment I

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash	$22,948
Accounts receivable	4,173
Inventory	26,236
Other current assets	119,218
Property, plant and equipment	61,295
Non compete agreement	544,343
Developed core technologies	809,015
In process research and development	1,589,197
Liabilities assumed	(223,130)
Net Assets acquired	$2,953,295
Less cash acquired	(22,948)
Acquisition, net of cash acquired	$2,930,347

Details of acquired intangibles are as follows:

			Risk-
			Adjusted
			Discount Rate
		Weighted	Used
		Average	In Purchase
	Amount	Amortization	Price
Amortizable Intangible Assets	Assigned	Period	Allocation
Non compete agreement	$544,343	5 years	50.0%
Developed core technologies	809,015	10 years	50.0%
In process research & development	1,589,197	12 years	50.0%
Total	$2,942,555

          As part of our acqusition of 11 Good’s Energy LTD Management, in conjunction with an independent third-party consultant estimated the fair value of common shares issued on July 19, 2007, which was the date of transfer of the common shares between our founders and 11 Good’s Energy, LTD. Management assumes all responsibility for the amounts recorded as a result of the consulting services performed. In order to value the common stock, reference was made to AICPA’s Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

          Determining the fair value of our common stock requires making complex and subjective judgments. The approaches used to value our common stock included 1.) discounted cash flow (DCF), 2.) guideline public company market approach and 3.) the guideline transaction (M&A) market approach. The DCF approach uses our estimates of revenue, driven by market growth rates and market participant expectations; and estimated costs as well as appropriate discount rates. These estimates are consistent with the plans and estimates that we use to manage the business. There is inherent uncertainty in making these estimates.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of the Common Shares

          Management utilized the income and market approaches to estimate the Company’s enterprise value at each of the dates listed above. The income approach involves applying appropriate discount rates to estimated cash flows that are based on forecasts of revenue and costs. Our revenue forecasts are based on expected annual growth rates that were derived from our internal forecasts, from market participant data and from estimates of growth in biodiesel production. In the income approach, we projected that our revenue would increase due to 1.) the completion of our first product facility, followed by additional facilities, and 2.) our projections for biodiesel fuel pricing. We also estimated that our costs would grow as we increased production in the future projection periods.

          There is inherent uncertainty in these estimates. The assumptions underlying the estimates are consistent with our business plan in place at the time. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates. If different discount rates had been used, the valuations would have been different. The estimates used in the income approach might vary from subsequent developments in the bio-fuels industry due to the changes in market participant data and changes within the bio-fuels industry and the economy.

          Also utilized was the market approach by utilizing the guideline public company method and the guideline transaction method. These methods use direct comparisons to other enterprises and their equity securities to estimate the fair value of the common shares of privately issued securities.

          This enterprise value was then allocated to the Company’s capital structure using the probability weighted expected return method. Under this method, the value of an enterprise’s common stock is estimated based upon an analysis of future values for the Company assuming various possible future liquidity events: IPO, strategic sale or merger, dissolution, and private enterprise (no liquidity event).